

November 18, 2010

Via U.S. mail and facsimile to (205) 326-4922

Hardie B. Kimbrough, Jr.
Executive Vice President and Controller
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

     Re: Regions Financial Corporation
             Form 10-K for the fiscal year ended December 31, 2009
             Form 10-Q for the period ended September 30, 2010
             File No. 000-50831

Dear Mr. Kimbrough:

     We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended September 30, 2010

Note 8 – Goodwill, page 21

1. We note your response to prior comment 8 from our letter dated July 20, 2010. Given the significance of goodwill in your Banking/Treasury reporting unit and your continued recurring net losses in that reporting unit, we believe that this disclosure would be meaningful to investors in order to highlight the sensitivity surrounding your conclusion that, to date, goodwill is not impaired. Please revise future interim and annual filings to include this information in your disclosure as of each period end presented.

2. Please provide us with a detailed summary of your second step goodwill impairment test for the Banking/Treasury reporting unit. Specifically identify and discuss any previously

unrecognized intangible assets identified, and provide an analysis of the fair value of your loans and any other class of assets or liabilities with a fair value significantly different than its carrying value in the test.

Note 12 – Commitments and Contingencies, page 44

3. We note your disclosures here regarding the various litigation matters the Company is exposed to. We also note that for the two pending class-action lawsuits (re: Morgan Keegan Funds and NSF/overdraft fees) you disclose "it is possible that adverse resolutions of these matters may be material to Regions' business, consolidated financial position or results of operations" but that you cannot reasonably estimate a range of potential exposures. Please clarify that you believe an unfavorable outcome is reasonably possible for these matters. In addition, tell us and revise your future filings to explain in more detail why you cannot reasonably estimate a range of potential exposures for each of them. Refer to ASC 450 (formerly SFAS 5).

4. For each of your other disclosed litigation contingencies, you disclose that the outcome of pending/threatened litigation would not have a material effect on Region's business, consolidated financial position or results of operations. Please clarify whether you also believe there would not be a material effect on Region's consolidated cash flows.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3474 with any other questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant